UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MINERALS TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11430	25-1190717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

622 Third Avenue, New York, NY	10017-6707
(Address of principal executive offices)	(Zip Code)

Timothy J. Jordan (212) 878-1800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

 ✓  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

SECTION 1 – CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure – Reasonable Country of Origin Inquiry

(a)  Minerals Technologies Inc. (together with its subsidiaries, “MTI,” “we,” “us” or “our”) is a global, technology-driven specialty minerals company that develops, produces, and markets a wide range of minerals and mineral-based products and services. We utilize global mineral reserves with our core technologies and applications to deliver innovative solutions for products that are part of everyday life.  We serve customers in consumer and industrial markets worldwide.  This Form SD is filed by MTI pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the period from January 1, 2025 to December 31, 2025 (the “Reporting Period”).

Under Rule 13p-1, we are required to determine whether any conflict minerals are necessary to the functionality or production of a product it manufactures or contracts to manufacture and, if so, to conduct, in good faith, a “reasonable country of origin inquiry” that is reasonably designed to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or is from recycled or scrap sources.  The Securities and Exchange Commission defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, and any other mineral or its derivative determined by the U.S. Secretary of State to be financing conflict in a Covered Country (“Conflict Minerals”).

We conducted an evaluation of our product lines sold during the Reporting Period and determined that (i) our Pyroid® HT thermal management material product (“Pyroid Product”) contains small amounts of gold that is necessary to the functionality of the Pyroid Product, and (ii) our CETSEAL® and HYDROFIX® products (“Environmental and Building Material Products”) contain small amounts of tin that is necessary to the functionality of the Environmental and Building Material Products.  Other than the foregoing, we do not believe any of our other products manufactured (or contracted by MTI to be manufactured) and sold in the Reporting Period contained any Conflict Minerals.

(b)  We determined that the gold used in our Pyroid Product was purchased from one supplier during the Reporting Period.  We conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether the gold used in the Pyroid Product originated in a Covered Country or is from recycled or scrap sources.  This inquiry included communications with our supplier of gold.  As a result, we received and reviewed a completed Responsible Minerals Initiative Conflict Minerals Reporting Template (“RMI CMRT”) and certification from our supplier that none of the gold supplied originates in a conflict region.

In addition, we determined that the tin used in our Environmental and Building Materials Products was purchased from three suppliers during the Reporting Period.  We conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether the tin used in the Environmental and Building Materials Products originated in a Covered Country or is from recycled or scrap sources.  This inquiry included communications with our suppliers of the product containing tin.  Each supplier provided us with a completed RMI CMRT, which we reviewed.  Such RMI CMRTs certified that their respective suppliers have declared the tin to be conflict-free.

This Specialized Disclosure Form is being posted to the publicly available Internet site (https://investors.mineralstech.com/sec-filings) upon the filing of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINERALS TECHNOLOGIES INC.
(Registrant)

	By:	/s/ Timothy J. Jordan
	Name:	Timothy J. Jordan
	Title:	Vice President, General Counsel,
Secretary and Chief Compliance Officer

Date: June 1, 2026